Filed Pursuant to Rule 424(b)(5)
File No. 333-164654
Prospectus Supplement
(To Prospectus dated April 1, 2010)
4,018,432 Shares of Common Stock

Pursuant to a prospectus supplement dated April 25, 2007 and its accompanying prospectus, we issued 20,092,160 shares of our common stock and warrants to purchase 4,018,432 shares of our common stock directly to selected investors. This prospectus supplement and the accompanying prospectus cover the offer and sale by us of the shares of common stock issuable to the holders of the warrants upon exercise of the warrants. Each warrant is generally exercisable from October 25, 2007 until April 25, 2012 at an exercise price of $3.28 per share, subject to adjustment.
Our common stock is traded on the NYSE Amex under the symbol “RTK.” The closing price of our common stock on the NYSE Amex on May 11, 2010 was $1.20 per share.
If the warrants are fully exercised, we would receive proceeds of $13,180,457 (assuming that the warrants are exercised in cash). We intend to use the net proceeds from the issuance of the shares of common stock offered by this prospectus supplement and the accompanying prospectus for general corporate purposes.
Investing in our securities involves risks. See “Risk Factors” on page 1 of the accompanying prospectus.
You should rely only on the information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information included in or incorporated into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective date of these documents.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectuses is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is May 13, 2010.

Prospectus Supplement
Prospectus dated April 1, 2010
(from Registration Statement File Number 333-164654)

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
All references in this prospectus supplement to “Rentech,” “we,” “us” and “our” are to Rentech, Inc. and its direct and indirect subsidiaries, unless the context otherwise requires.
DESCRIPTION OF WARRANTS
Each warrant represents the right to purchase shares of our common stock at an exercise price equal to $3.28 per share, subject to adjustment as described below. Each warrant may be exercised on or after October 25, 2007 through and including April 25, 2012. Warrants may be exercised by sending us, or a designated warrant agent, a form of election for purchase of shares (attached to the warrant) together with payment in full of the exercise price by certified check or money order payable in United States currency; provided that, in certain situations described below, we may require the warrants be exercised by a “cashless” exercise method, whereby the holder of the warrant would receive a net number of shares pursuant to the formula contained in the warrant.
If we effect certain stock-based distributions or changes in our capital structure, such as a stock split or consolidation or stock dividend to all stockholders, then we will adjust the exercise price and/or number of shares purchasable under the warrants as required in the warrant to preserve the rights of the warrant holders. If we enter into a merger or consolidation or other reorganization in which our securities are reclassified or in which we are not the surviving corporation, the warrants will become exercisable for the securities which the holder would have received if the holder had exercised in full immediately prior to the reorganization event.
We will notify the warrant holder of any time that we are unable to issue the warrant shares without a restrictive legend because (a) the SEC has issued a stop order with respect to an effective registration statement registering the warrant shares, (b) the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, (c) we have suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, or (d) otherwise. If any such event has occurred and no exemption from the applicable registration requirements is available, the warrant will only be exercisable on a on a cashless basis. We will promptly notify the warrant holder of the cessation of any of the events described above that prevent the exercisability of the warrant for cash.
No fractional common shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price of the warrant.
A warrant may be transferred by a holder in whole or in part without our consent by the holder executing an assignment in the form attached to the warrant and upon payment of any necessary tax or other governmental charge imposed upon such transfer.
The warrants are not listed on any securities exchange or automated quotation system, and we do not intend to arrange for any exchange or quotation system to list or quote the warrants.
The common stock issued on exercise of the warrants will not be restricted, as long as there is an effective registration statement for the issuance of those shares.

This is a brief description of the material features of the warrants, not a complete a statement of all the terms. We have included the form of warrant as an exhibit to our Current Report on Form 8-K, which we filed with the SEC on April 20, 2007. See “Where You Can Find More Information About Rentech” on page S-3.
DILUTION
Our tangible net book value as of March 31, 2010 was $31,871,767 or $0.15 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. Assuming exercise of all of the warrants described in this prospectus supplement for cash and the receipt by us of the aggregate exercise price of $13,180,457, our adjusted net tangible book value at March 31, 2010 would have been $45,052,224 or $0.21 per share. This represents an immediate increase in net tangible book value to our existing stockholders of $0.06 per share and an immediate dilution of $3.07 per share, which is the difference between the exercise price per share and the net tangible book value per share after the exercises, to the exercising holders of the warrants. The following table illustrates the per share dilution:

Exercise price per share	$3.28
Net tangible book value per share as of March 31, 2010	$0.15
Increase in net tangible book value per share attributable to the exercise of warrants	$0.06
As adjusted net tangible book value per share after exercise of warrants	$0.21

Dilution in net tangible book value per share to exercising warrant holders	$3.07

LEGAL MATTERS
Certain matters of Colorado law, including the validity of the common stock offered hereby, will be passed upon for us by Holland & Hart LLP, Denver, Colorado.
EXPERTS
The financial statements and financial statement schedule as of September 30, 2009 and for the year ended September 30, 2009 incorporated in this Prospectus by reference to Rentech, Inc.’s Current Report on Form 8-K dated March 10, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2009 (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Rentech, Inc.’s for the year ended September 30, 2009 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Rentech, Inc. and subsidiaries as of and for the year ended September 30, 2008 and the consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss and cash flows for the years ended September 30, 2008 and 2007, incorporated in this Prospectus by reference to Rentech Inc.’s Current Report on Form 8-K dated March 10, 2010, have been audited by Ehrhardt Keefe Steiner & Hottman P.C., an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION ABOUT RENTECH
We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any document we file at the SEC’s public reference room at the following address:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
We are incorporating certain information about us that we have filed with the SEC by reference in this prospectus supplement, which means that we are disclosing important information to you by referring you to those documents. We are also incorporating by reference in this prospectus supplement information that we file with the SEC after this date. The information we incorporate by reference is an important part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this prospectus supplement.
We incorporate by reference the following documents we have filed, or may file, with the SEC:
•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2009 filed on December 14, 2009, as amended by Amendment No. 1 on Form 10-K/A filed on January 28, 2010;
•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009 and March 31, 2010 filed on February 9, 2010 and May 7, 2010;
•	Our Current Reports on Form 8-K filed on October 19, 2009, November 6, 2009, November 18, 2009, November 23, 2009, December 14, 2009, January 26, 2010, February 1, 2010, February 2, 2010, and March 10, 2010;
•	Our Definitive Proxy Statement filed on April 30, 2010;
•	The description of capital stock contained in our Form 8-A, including any amendments or reports filed for the purpose of updating the description; and
•	All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and before termination of this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Definitive Proxy Statement) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement is part of registration statements (file number 333-164654) we have filed with the SEC on Form S-3 relating to the securities offered hereby. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statements and the accompanying exhibits and schedules we file with the SEC. We have filed certain legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to the registration statements. We may file certain other legal documents that control the terms of the securities offered by this prospectus supplement as exhibits to reports we file with the SEC. You may refer to the registration statements and the exhibits for more information about us and our securities. The registration statements and exhibits are also available at the SEC’s Public Reference Room or through its web site at www.sec.gov.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following addresses:
Investor Relations
Rentech, Inc.
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024
(310) 571-9800
Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

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